
Mail Stop 7010

July 12, 2006

Mr. J. Marvin Quin
Senior Vice President and Chief Financial Officer
Ashland Inc.
50 East Rivercenter Boulevard
Covington, Kentucky 41012-0391

> **RE: Forms 10-K and 10-K/A for fiscal year ended September 30, 2005**
> **Forms 10-Q for the periods ended December 31, 2005 and March 31, 2006**
> **File No. 1-32532**

Dear Mr. Quin:

We have reviewed your response and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2005

Financial Statements

Note I – Sale of Accounts Receivable, page F-18

1. We read your response to comment one. Receivables sold under the facility were $150 million as of March 31, 2005. Just prior to June 30, 2005, you discontinued selling receivables under the facility. You made a $150 million payment to the purchaser's agent during the quarter ended June 30, 2005. In your letter dated May 25, 2006, you indicated that the offsetting journal entry for this $150 million payment was to debit accounts receivable. Since you are putting the previously sold accounts receivable back on your balance sheet, we do not understand why this is not a repurchase of those receivables. As such, the $150 million payment would appear to constitute an investing cash outflow for the quarter ended June 30, 2005. Any cash collections from the $150 million in repurchased receivables would appear to constitute an investing cash inflow in periods subsequent to June 30, 2005. Please revise your financial statements and related disclosures accordingly. In doing so, please ensure that adequate disclosure of the previously reported and as restated operating and investing cash flow line items is included.

Note O – Litigation, Claims and Contingencies, page F-23

Information by Industry Segment, page F-30

2. We have reviewed your response to comment four. The March 2006 Financial Summary presents the operating results of subcomponents of APAC, Ashland Distribution, and Ashland Specialty Chemical. We assume this Financial Summary is regularly reviewed by Mr. O'Brien to assess performance, since his name appears on the distribution list. As a result, these subcomponents appear to constitute operating segments. Please provide us with an analysis of the factors listed in paragraph 17 of SFAS 131, including long-term gross margins, which would justify aggregation of these operating segments into the reportable segments you currently present in your financial statements. Otherwise, please reassess the reportable segments you present in your financial statements and explain to us how you determined your revised reportable segments. If Mr. O'Brien does not receive this report, please provide us additional information to help us understand why this is the case.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Scott Watkinson, Staff Accountant, at (202) 551-3741 or, in his absence, me, at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief